Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31

(in millions, except ratios)

	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before taxes on income and before accounting change	$2,204	$1,710	$1,007	$1,623	$2,697
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	1
Less equity earnings	(145)	(138)	(72)	(118)	(115)
Fixed charges added to earnings	314	347	380	420	469
Distributed income of less than 50% owned persons	59	35	21	23	9
Amortization of capitalized interest:
Consolidated	25	21	14	13	15
Proportionate share of 50% owned persons	—	—	—	—	—

Total earnings	$2,457	$1,975	$1,350	$1,961	$3,076

Fixed Charges:
Interest expense:
Consolidated	$271	$314	$350	$371	$427
Proportionate share of 50% owned persons	3	4	4	6	6

	274	318	354	377	433

Amount representative of the interest factor in rents:
Consolidated	38	28	25	41	34
Proportionate share of 50% owned persons	2	1	1	2	2

	40	29	26	43	36

Fixed charges added to earnings	314	347	380	420	469

Interest capitalized:
Consolidated	27	21	22	22	20
Proportionate share of 50% owned persons	—	—	—	—	—

	27	21	22	22	20

Total fixed charges	$341	$368	$402	$442	$489

Ratio of earnings to fixed charges	7.2	5.4	3.4	4.4	6.3

The	financial information of all prior periods has been reclassified to reflect discontinued operations.

40